UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

Heckmann Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

422680108

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422680108
1	NAMES OF REPORTING PERSONS Richard J. Heckmann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 17,713,236
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 17,713,236
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,713,236
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.27[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]

Based on 108,899,985 shares of common stock outstanding as reported in the Issuer’s consolidated balance sheet as of September 30, 2010 included in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2010.

SCHEDULE 13G

Item 1(a)	Name of Issuer:

Heckmann Corporation (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

75080 Frank Sinatra Drive, Palm Desert, California 92211 USA

Item 2(a)	Name of Person Filing:

Richard J. Heckmann

Item 2(b)	Address of Principal Business Office:

c/o Heckmann Corporation

75080 Frank Sinatra Drive, Palm Desert, California 92211 USA

Item 2(c)	Place of Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 per value per share

Item 2(e)	CUSIP Number:

422680108

Item 3	Not Applicable. This Schedule 13G is filed pursuant to Rule 13d-1(d)

Item 4	Ownership.

(a)	Amount beneficially owned:

Mr. Heckmann beneficially owns 17,713,236 shares of common stock as follows: (i) Mr. Heckmann holds of record 250,000 shares of common stock and 5,000,000 sponsor warrants, which are currently exercisable, (ii) Mr. Heckmann is deemed to be the indirect owner of 99,500 shares of common stock that are held of record by Mr. Heckmann’s spouse, Wendy Hope Heckmann, (iii) Mr. Heckmann is deemed to be the indirect owner of 9,000 shares of common stock that are held of record by two of his children, each of whom resides with Mr. Heckmann, (iv) Mr. Heckmann indirectly owns 12,354,736 shares of common stock that are held of record by Heckmann Acquisition, LLC, a Delaware limited liability company, of which Heckmann Enterprises, Inc., a California corporation, is the sole member; Mr. Heckmann is sole shareholder of Heckmann Enterprises, Inc. Beneficial ownership of shares and percentage ownership are determined in accordance with the rules of the SEC. In calculating the number of shares beneficially owned by an individual or entity and the percentage ownership of that individual or entity, shares underlying warrants held by that individual or entity that are currently exercisable or exercisable within 60 days are deemed outstanding. Mr. Heckmann disclaims beneficial ownership of (i) 99,500 shares of common stock gifted to and held of record by his spouse, Wendy Hope Heckmann, (iii) 9,000 shares of common stock gifted to and held of record by two children that reside with him. Mr. Heckmann has also given 342,500 shares of common stock to adult children that do not reside with him.

(b)	Percent of Class: 16.27%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 17,713,236

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition of: 17,713,236

(iv)	Shared power to dispose or direct the disposition of: -0-

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8	Identification and Classification of Members of the Group.

Not Applicable

Item 9	Notice of Dissolution of Group.

Not Applicable

Item 10	Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2010	By:	/s/ Richard J. Heckmann
	Name:	Richard J. Heckmann